

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

May 6, 2010

Via U.S. Mail and Facsimile at 202-461-2919

Robert E. Pokusa Esq.
General Counsel and Corporate Secretary
Star Scientific, Inc.
7475 Wisconsin Avenue
Bethesda, MD 20814

> **Re:** **Star Scientific, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 000-15324**

Dear Mr. Pokusa:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Susan Block
Attorney-Advisor